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SECURI' 02007977 MISSION
Washington, D.C. 20549

SEC FILE NO.
8-38442

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
OCT 0 8 2002
WASH. D.C.
164
SECTION

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 AND ENDING 06/30/02
mm/dd/yy mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAZENAVE & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

ONE EMBARCADERO CENTER, SUITE 500
(No and Street)

SAN FRANCISCO (City) CALIFORNIA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BEVERLY PASLEY (415) 778-0914
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
P OCT 1 1 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **BEVERLY PASLEY**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CAZENAVE & COMPANY, INC.**, as of **JUNE 30, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



PAULINE ITO-MAYER
Commission # 1367245
Notary Public - California
San Francisco County
My Comm. Expires Jul 29, 2006

Signature

Vice President & Principal
Title

Pauline Ito Mayer
Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
(X)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
( )	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cazenave & Company, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Cazenave & Company, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of Cazenave & Company, Inc. (the Company) as of June 30, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cazenave & Company, Inc. at June 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



August 7, 2002

Cazenave & Company, Inc.

Statement of Financial Condition

June 30, 2002

Assets

Cash		$ 78,002
Commissions receivable		15,237
Due from shareholder		17,100
Other assets		5,665
Furniture and equipment, net of $5,886 accumulated depreciation		203
Total assets		$ 116,207

Liabilities and Stockholders' Equity

Commissions payable		$ 8,114
Accrued expenses		1,200
Total liabilities		$ 9,314
Stockholders' equity		
Common stock (no par value; 100 shares issued and outstanding)	$ 6,500	
Paid-in capital	93,081	
Retained earnings	7,312	
Total stockholders' equity		106,893
Total liabilities and stockholders' equity		$ 116,207

See independent auditor's report and accompanying notes.

Cazenave & Company, Inc.

Statement of Income

For the Year Ended June 30, 2002

Revenues:	
Commissions	$ 284,663
Interest and other income	1,462
Total revenue	286,125
Expenses:	
Clearing	96,709
Commissions	96,519
Director fees	35,000
Professional fees	34,365
Occupancy	2,920
Depreciation	553
Other operating expenses	6,482
Total expenses	272,548
Income before income taxes	13,577
Income tax provision	800
Net income	$ 12,777

See independent auditor's report and accompanying notes.

Cazenave & Company, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended June 30, 2002

	Common Stock	Paid In Capital	Retained Earnings	Stockholders' Equity
June 30, 2001	$ 6,500	$ 93,081	$ (5,465)	$ 94,116
Net income			12,777	12,777
June 30, 2002	$ 6,500	$ 93,081	$ 7,312	$ 106,893

See independent auditor's report and accompanying notes.

Cazenave & Company, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2002

Cash Flows from Operating Activities	
Net income	$ 12,777
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	553
(Increase) decrease in:	
Commisions receivable	(6,435)
Incomes taxes receivable	5,360
Other assets	3,067
(Decrease) increase in:	
Commissions payable	4,114
Accrued expenses	1,200
Net cash provided by operating activities	$ 20,636
Net increase in cash and cash equivalents	20,636
Cash and cash equivalents, beginning of year	57,366
Cash and cash equivalents, end of year	$ 78,002

Supplemental Disclosures

Income taxes paid	$ 800

See independent auditor's report and accompanying notes.

Cazenave & Company, Inc.

Notes to the Financial Statements

June 30, 2002

(1) Organization

Cazenave & Company, Inc., a California corporation (the "Company"), is a fully disclosed broker-dealer, registered with the National Association of Securities Dealers, Inc., and licensed by the Securities and Exchange Commission ("SEC"). The Company primarily derives commissions and underwriting revenues from a few institutional investors.

(2) Summary of Significant Accounting Policies

Security Transactions

The Company clears all customers' transactions on a fully disclosed basis in accordance with clearing agreements with Bank of New York, ESI & Company, Inc. and Merrill Lynch/Broadcort Capital. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a settlement date basis. The financial statement effect of recording these transactions at the settlement date rather than on the trade date is not significant.

Office Furniture & Equipment

Furniture and equipment are stated at cost. Depreciation of furniture and equipment is provided on a double-declining balance basis using estimated useful lives of the assets, which range from five to seven years

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. SFAS 109 requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized currently to the extent that realization of such benefits is more likely than not

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the report amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies (continued)

Estimated Fair Value of Financial Instruments

The Company considers the amount presented for financial instruments on the statement of financial condition to be reasonable estimates of fair value.

(3) Income Taxes

The Company's total deferred tax assets and liabilities as of June 30, 2002 are as follows:

Deferred tax asset	$ 7,134	
Valuation allowance	(7,134)	
Net deferred tax assets		0
Deferred tax liabilities		0
Net deferred tax liabilities		$ 0

The deferred tax assets are primarily the result of net operating loss and charitable contribution carryforwards. As of June 30, 2002, the Company had federal and state loss carryforwards of $12,389 and $38,847, respectively, that may be used to offset future taxable income. The federal loss carryforwards are due to expire in the year ending 2020 and the California loss carryforwards are due to expire in 2004 and 2005. As of June 30, 2002, the Company had federal and state charitable contribution carryforwards of $8,698 and $6,077, respectively, that may be used to offset future taxable income. The federal and state contribution carryforwards are due to expire in the years 2002 through 2005. A valuation allowance of $7,134 has been established because it is more likely than not that deferred tax assets will be unrealized.

The effective tax rate for the income tax provision was changed from 25% in 2001 to 15% in 2002 due to a change in earnings projections.

The income tax provision (benefit) for the year ended June 30, 2002 consists of the following:

Current:	
Federal	2,022
State	$ 1,262
Deferred:	
Federal benefit of net operating loss carryforward	(2,022)
State benefit of net operating loss carryforward	(462)
Total income tax provision	$ 800

Cazenave & Company, Inc.

Notes to the Financial Statements

June 30, 2002

(4) Related Party Transactions

Eric Cazenave, a 40% shareholder of the Company, owes the Company $17,100 at June 30, 2002.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2002, the Company's net capital was $71,850 which exceeded the requirement by $66,850.

(6) Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

SUPPLEMENTAL INFORMATION

Cazenave & Company, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2001

Net Capital		
Total stockholders' equity qualified for net capital		$ 106,893
Less: Non-allowable assets		
Commissions receivable	$ 12,075	
Due from shareholder	17,100	
Other assets	5,665	
Furniture and equipment, net	203	
Total non-allowable assets		35,043
Net Capital		71,850
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $9,314 or $5,000, whichever is greater		5,000
Excess net capital		$ 66,850

Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of June 30, 2001

Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 79,965
Decrease in stockholders' equity	(14,027)
Decrease in non-allowable assets	5,912
Net capital per above computation	$ 71,850

Cazenave & Company, Inc.

Schedule II
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

June 30, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Cazenave & Company, Inc.
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Cazenave & Company, Inc. (the Company) for the period ended June 30, 2002, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended June 30, 2002, and this report does not affect our report thereon dated August 7, 2002.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in there regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



August 7, 2002

Cazenave & Company, Inc.

Annual Audit Report

June 30, 2002

ERNST WINTTER & ASSOCIATES
Certified Public Accountants